1310 Goshen Parkway, P. O. Box 2656 West Chester, PA  19380

(610) 431-1700, www.vwr.com

February 15, 2007

BY EDGAR

Mr. Brian K. Bhandari

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CDRV Investors, Inc. Form 10-K Filed March 31, 2006 File Number 333-124100
VWR International, Inc. Form 10-K Filed March 31, 2006 File Number 333-118658

Dear Mr. Bhandari:

On September 28, 2006, CDRV Investors, Inc. (“CDRV”) and VWR International, Inc. (“VWR” and, together with CDRV, the “Company”) filed with the Staff a letter responding to the comments contained in the Staff’s letter dated September 1, 2006 relating to the above-referenced Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “Commission”).  On January 18, 2007, you requested a telephone conference to discuss certain of the Company’s responses.  During a telephone conference on January 23, 2007 among you, Travis McDowell of the Company and me, you asked the Company to provide additional information with respect to the Company’s responses contained in the September 1st letter, relating to gross vs. net revenue accounting for products purchased from Merck KGaA (“Merck”) and inventoried by the Company under the European chemical distribution agreement, the applicability of SOP 81-1 in connection with furniture installations, the accounting for post contract support related to sales of laboratory information and laboratory management software programs, and the criteria applied to account for severances during the first quarter of 2005. In addition, you requested that we submit an updated revenue recognition policy note as well as an updated policy with respect to indefinite lived intangible assets as part of this supplemental response.  This letter is being filed with the Staff in response to such request.

Additional Information in Response to Comment 1:

•                 Gross vs. net revenue accounting for products purchased from Merck and inventoried by the company

The Company has a four-to-five week period in which to return damaged or incorrect inventory purchased from Merck for credit.  In these circumstances, the Company is charged a 25% material handling and restocking fee.  After the aforementioned period has lapsed, we do not have the right to return product for credit.  In addition, we cannot return expired inventory for credit and the Company records obsolescence provisions for such expired inventories.  Product returned to Merck comprised less than 1% of aggregate purchases from Merck during 2005.

As noted in our letter dated September 28, 2006, revenues generated from the sales of products purchased from Merck and inventoried by the Company are recorded on a gross basis in accordance with the guidance set forth in EITF 99-19. Revenues are recorded on a gross basis for the following reasons:

•                  Our customers place orders directly with the Company.  Company personnel may consult with customers and/or our suppliers to facilitate the determination of appropriate product specifications and alternatives, when appropriate.  The Company is responsible for fulfillment, including the acceptability of the products ordered by the customer. (paragraph 7 of EITF 99-19)

•                  The Company takes ownership of all purchased inventory from Merck and only has a four-to-five week window in which to evaluate the inventory and return inventory to Merck for credit, if required.  The Company has full inventory risk for these products and we cannot return expired products to Merck. (paragraph 8 of EITF 99-19)

•                  The Company maintains flexibility to negotiate price with the customer within reasonable economic boundaries. (paragraph 9 of EITF 99-19)

•                  The Company does not change the product and therefore paragraph 10 of EITF 99-19 is not applicable.

•                  The Company does have a degree of discretion in supplier selection depending upon customer needs. (paragraph 11 of EITF 99-19)

•                  The Company is involved in the determination of product selection to meet the customer’s needs. (paragraph 12 of EITF 99-19)

•                  Title to product purchased from Merck transfers to the Company upon shipment from Merck’s facilities.  The Company incurs the risk of physical inventory loss including loss due to low demand and product expiration. (paragraph 13 of EITF 99-19)

•                  The Company assumes all credit risk for the full amount billed to the customer and is not indemnified or subsidized by Merck. (paragraph 14 of EITF 99-19)

•                  The Company, not Merck, is responsible for providing product to the customer and incurs all fulfillment risk including the acceptability of the product by the customer.  Accordingly, the Company is the primary obligor. (paragraph 15 of EITF 99-19)

•                  The gross margin the Company earns on sales of Merck supplied product is variable.  The Company negotiates the price with its customers subject to reasonable economic limitations. (paragraph 16 of EITF 99-19)

•                  The Company incurs all credit risk with customers and Merck does not incur any such risk. (paragraph 17 of EITF 99-19)

We have reviewed paragraphs 7 through 14 of EITF 99-19 inclusive and conclude that the Company acts as a principal in these transactions and that there are no indicators of net revenue reporting as outlined in paragraphs 15 through 17 inclusive.

•                  Applicability of SOP 81-1 in connection with furniture installations

The fundamental activities related to furniture installations include electrical and plumbing readiness, furniture installations/modifications and fit out and other activities related to finalization of clean rooms, laboratories or classrooms.  These activities are best characterized as construction.  SOP 81-1 provides guidance with respect to construction projects and is viewed as the appropriate authoritative reference to account for such activities.

We also advise the Commission that aggregate net sales in 2005 from such installations were approximately $10 million, which represented approximately 0.3% of our consolidated net sales.  The majority of such projects are completed in 30 to 60 days and involve fees of less than $50,000 per project.

•                 Accounting for post contract support related to sales of laboratory information and laboratory information management software programs

We advise the Commission that aggregate net sales in 2005 related to our laboratory information and laboratory information management software programs was approximately $1.4 million, of which less than $100,000 related to sales of software and related installations.  We advise the Commission that when we sell software programs we do not offer post contract support of these programs.

Residual net sales relate to supplemental services separately contracted by clients including customer-requested modifications and training.  Customers may also separately contract for support services, which are prepaid by the customer.  Revenue related to system modifications and training is recognized as the services are rendered and revenue related to prepaid support services is recognized evenly over the service period.

Additional Information in Response to Comment 2:

•                  Criteria applied to account for severances during the first quarter of 2005

During the first quarter of 2005, the Company recorded severance costs of $13.4 million, which were charged to purchase accounting under EITF 95-3. These charges related to finalization of the Company’s post-acquisition restructuring efforts that involved its Pan-European operations and certain executives in both North America and Europe.  In addition, the Company recorded $2.1 million of restructuring charges to operations during the first quarter of 2005 because such charges did not qualify for purchase accounting under the provisions of EITF 95-3.

The scope of the Company’s restructuring plan that was implemented post-acquisition was focused primarily on our European operations and personnel.  The program targeted approximately 300 employees and several facilities.  Plans were formalized shortly after the acquisition and management began the process of finalizing these plans and implementing the required employee communications during 2004. In some circumstances (particularly in France and Germany) the Company was required to discuss its plans with various workers councils in order to complete implementation of its programs including communicating its special termination benefits to employees.  In addition, a determination was made to implement these programs in two phases in order to not overly disrupt management of the business or operations.

During the first quarter of 2005, the Company completed its implementation of its planned phase two restructuring efforts.  Charges related to these efforts met the criteria of EITF 95-3 because:

•                  Such plans were finalized and approved by management well within the one-year-post-acquisition criteria specified in EITF 95-3.

•                  The plan included identification of individuals to be severed as well as timing to complete its communication to such affected employees.

•                  Subsequent to completion of discussions with workers councils, communication of the special termination benefits to affected employees was completed prior to April 1, 2005. Such communication included each employee’s severance date from the Company.

Additionally, the Company recorded $2.1 million of restructuring related to its North America operations to income in the first quarter of 2005 because such actions were not within the original scope of the post-acquisition restructuring program and were in reaction to poor operating performance during the first quarter of 2005, and therefore, were not contemplated at the acquisition date.  We also point out that the Company went on to record an additional $18.5 million of charges to operations in the remainder of 2005 related to other restructuring efforts in both North America and Europe.

Company management believes it has complied with the provisions of EITF 95-3 during the first quarter of 2005 ensuring that all relevant criteria were complied with in connection with employee severances and communication of special termination benefits pursuant to agreed-upon post acquisition restructuring plans.  In cases where the Company could not meets its communication criteria or where restructuring activities were outside the scope of its plans, charges for such programs were charged to operations.

Updated policy disclosures for revenue recognition and indefinite lived intangible assets

Pursuant to your request, please refer to the accompanying Attachment for updated policy disclosures governing the Company’s accounting for revenue and indefinite lived intangible assets.  Such revisions will be included in prospective filings with the Commission beginning with the filing of our Annual Reports on Form 10-K for the period ended December 31, 2006.

*     *     *     *     *

Should you have any further questions or comments, please do not hesitate to contact Travis McDowell, Director of External Reporting, at 610-430-7215, or me at 610-429-2815.

Respectfully submitted,

/s/ Gregory L. Cowan
Gregory L. Cowan
Vice President and Corporate Controller

Attachment

We will modify our policy disclosures with respect to revenue recognition and indefinite lived intangible assets.  Each policy is referenced to the specific footnote in the VWR and CDRV Form 10-K for the Fiscal Year Ended December 31, 2005.

Note 2 – Summary of Significant Accounting Policies

(i)          Revenue Recognition

The Company records product revenue on a gross basis when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss have been transferred to the customer and collectibility of the resulting receivable is reasonably assured.  Title and risk of loss is transferred at the time of shipment or upon delivery to customers, depending upon the terms of the arrangement with the customer.  Products are delivered without significant post-sale obligations to the customer.  Provisions for discounts, rebates to customers, sales returns, and other adjustments are provided for as a reduction of sales in the period the related sales are recorded.

The Company’s service revenues, which represent a small part of our business, are primarily comprised of technical services, on-site stockroom services, warehousing and furniture planning, design and installation.  Revenues related to technical services, on-site stockroom services and warehousing are recognized as the services are performed.  Certain of our arrangements to provide on-site stockroom services contain multiple elements.  We recognize revenue separately for each element based on the fair value of the element provided.  The majority of contracts associated with our furniture planning, design and installation are recorded under the percentage-of-completion method of accounting.  Profits recognized on contracts in process are based upon estimated contract revenue and cost to completion.  Cost to completion is measured based on actual costs incurred to date compared to total estimated cost.

Note 2 – Summary of Significant Accounting Policies

(f)          Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment.  Based on our review of paragraph 11 of SFAS 142 we have determined that our trademarks and tradenames have indefinite lives because they do not have legal, regulatory, contractual, competitive, or economic limitations and are expected to contribute to the generation of cash flows indefinitely.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

SFAS No. 142 requires that goodwill be tested annually or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amounts.  VWR has elected to perform its annual test for indications of goodwill impairment in the fourth quarter of each year.  The test was performed and no impairment was identified.

Goodwill included in the financial statements primarily represents the excess of acquisition costs over the fair value of net assets acquired in connection with the Acquisition as discussed in Note 5(a).